                                    EXHIBIT A


           GENESIS MICROCHIP'S THIRD QUARTER REVENUES MORE THAN TRIPLE
                      EARNINGS DOUBLE OVER PREVIOUS QUARTER

           COMPANY BEGINS COMMERCIAL SHIPMENTS INTO LCD MONITOR MARKET

TORONTO, ON (Mar. 24, 1998) -- Genesis Microchip Inc. [NASDAQ: GNSSF], a leader in imaging, digital video and graphics processing integrated circuits (ICs), today reported record revenues and earnings for its first public reporting period ended February 28, 1998.

Revenues for the quarter increased 298 percent to $4.8 million compared to $1.2 million for the third quarter fiscal 1997. Total revenues for the nine-month period ended February 28, 1998 increased 238 percent to $10.2 million compared to $3.0 million for the year-ago period. The increase in revenues reflects growth in all geographical markets, with the strongest growth in the Asian market.

Net income for the third quarter fiscal 1998 increased to $1.1 million, or $.13 per share, compared to a loss of $804,000, or $.11 per share for the prior year quarter. Net income for the nine months ended February 28, 1998 was $1.8 million or $.22 per share, compared to a loss of $2.9 million, or $.38 per share, for the year-ago period, primarily due to growth in revenues from high end and projection system markets. Fully diluted earnings per share for the nine month period was $0.16 on 12.1 million shares, compared with a loss of $0.38 on 7.4 million shares in the corresponding period in the previous year.

Financial information in this release is expressed in United States dollars and is prepared in accordance with generally accepted accounting principles as applied in Canada.

"We are pleased with our growth for the first three quarters of 1998," said Paul
M. Russo, Genesis Microchip's Chairman and Chief Executive Officer. "Our leadership in the digital projection market translated into robust growth in the third quarter. Also during the quarter, new markets opened for our technology. We began shipping commercial quantities of our Advanced Image Magnification
(AIM) products into the LCD monitor market. Fujitsu and Apple both currently offer LCD monitor products with Genesis chips and several other companies are in pre-production. The improved picture quality and multi-scan capabilities provided by our chips make our technology compelling for LCD monitor applications. This market provides Genesis with a unique opportunity for growth going forward."

During the quarter, Genesis closed on an initial public offering. The IPO was managed by an underwriting group consisting of NationsBanc Montgomery Securities LLC, CIBC Oppenheimer Corp., SoundView Financial Group, Inc., and Yorkton Capital Inc. The $26.7 million raised by the IPO will be used as working capital. On March 23, 1998, the underwriters exercised their overallotment option which will provide Genesis with an additional $4.6 million of working capital.

Genesis Microchip's financial performance has been recognized in each of the last two years with awards from the Fabless Semiconductor Association (FSA). On November 13, 1997, the FSA recognized Genesis as an Outstanding Financial Performer for the period ending September 30, 1997. The Outstanding Financial Performer award acknowledges companies that double their annual revenues. Genesis Microchip's financial data was reviewed and deemed eligible by Ernst & Young LLP. The FSA is a trade organization dedicated to promoting the fabless semiconductor business model.

Parts of this release contain "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the growth rate of the markets into which the company sells its products; market acceptance of and demand for the products of the company and those of the company's customers; unanticipated delays or problems in the introduction of the company's products; the company's ability to introduce new products in accordance with OEM design requirements and design cycles; new product announcements or product introductions by the company and the company's competitors; availability and cost of manufacturing sources for the company's products; supply constraints for components incorporated into the company's customers' products; changes in the mix of sales to OEMs and distributors; incorrect forecasting of future revenues; the volume of orders that are received and can be filled in a quarter; the rescheduling or cancellation of orders by customers; costs associated with protecting the company's intellectual property; changes in product mix; changes in product costs and pricing; and currency exchange rate fluctuations.

Genesis Microchip - an ISO9001-registered company - is a leader in imaging and digital video/graphics processing technologies. Customers include Apple Computer, Dolch Computer Systems, In Focus Systems, Intergraph Computer Systems, nView Corp., Philips Multimedia, Silicon Graphics Inc., Tatung Co., Texas Instruments and more than 180 other companies. The company's headquarters is in Markham, Ontario, and its worldwide sales office is located in Mountain View, California.

                             GENESIS MICROCHIP INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (amounts in thousands, except per share data)
                                  (Unaudited)


                                                                   THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                 Feb. 28,       Feb. 28,       Feb. 28,       Feb. 28,
                                                                   1998          1997            1998          1997
                                                                 --------       --------       --------       --------
REVENUES:
Products ..................................................      $  4,439       $  1,112       $  9,440       $  2,912
Design services and other .................................           337             89            766            108
                                                                 --------       --------       --------       --------
     Total revenues .......................................         4,776          1,201         10,206          3,020
Cost of revenues ..........................................         1,402            462          2,936          1,595
                                                                 --------       --------       --------       --------
Gross profit ..............................................         3,374            739          7,270          1,425
                                                                 --------       --------       --------       --------

OPERATING EXPENSES:
Research and development ..................................         1,295            878          3,171          2,412
Less investment tax credits and government assistance .....          (226)          (223)          (649)          (580)
                                                                 --------       --------       --------       --------
                                                                    1,069            655          2,522          1,832
Selling and marketing .....................................           935            688          2,302          1,622
General and administrative ................................           304            277            873            920
                                                                 --------       --------       --------       --------
     Total operating expenses .............................         2,308          1,620          5,697          4,374
                                                                 --------       --------       --------       --------
Income (loss) from operations .............................         1,066           (881)         1,573         (2,949)
Interest income ...........................................            60             77            188             81
                                                                 --------       --------       --------       --------
Income (loss) before income taxes .........................         1,126           (804)         1,761         (2,868)
Provision for income taxes ................................            --             --             --             --
                                                                 --------       --------       --------       --------
Net income (loss) .........................................      $  1,126       $   (804)      $  1,761       $ (2,868)
                                                                 ========       ========       ========       ========
EARNINGS PER SHARE:
Basic .....................................................      $   0.13       $  (0.11)      $   0.22       $  (0.38)
                                                                 ========       ========       ========       ========
Fully diluted .............................................      $   0.10       $  (0.11)      $   0.16       $  (0.38)
                                                                 ========       ========       ========       ========
AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic .....................................................         8,800          7,498          8,168          7,450
                                                                 ========       ========       ========       ========
Fully diluted .............................................        12,381          7,498         12,138          7,450
                                                                 ========       ========       ========       ========

                          CONSOLIDATED BALANCE SHEETS
                             (amounts in thousands)

                                                   FEB. 28,           MAY 31,
                                                     1998               1997
                                                   --------          --------
ASSETS:                                          (unaudited)
Current assets:
     Cash and cash equivalents ...........         $ 31,624          $  3,687
     Accounts receivable trade ...........            2,518               915
     Employee loan receivable ............               70                72
     Investment tax credits receivable ...            1,481             1,516
     Inventory ...........................            2,824             1,753
     Other ...............................              248               158
                                                   --------          --------
Total current assets .....................           38,765             8,101
Capital assets ...........................            1,716             1,432
Other ....................................               80                80
                                                   --------          --------
Total assets .............................         $ 40,561          $  9,613
                                                   ========          ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
     Accounts payable ....................            2,088               646
     Accrued liabilities .................            1,881               488
     Current portion of loans payable ....               99                64
                                                   --------          --------
Total current liabilities ................            4,068             1,198
Longterm liability:
     Loan payable ........................              733               794
                                                   --------          --------
Total liabilities ........................            4,801             1,992
                                                   --------          --------
SHAREHOLDERS' EQUITY:
Share capital:
     Preference shares ...................               --               901
     Common shares .......................           50,953            12,627
Common share purchase warrants ...........               --                 1
Special and bonus warrants ...............               --            10,809
Share purchase loans receivable ..........             (126)              (36)
Cumulative translation adjustment ........             (116)               31
Deficit ..................................          (14,951)          (16,712)
                                                   --------          --------
Total shareholders' equity ...............           35,760             7,621
                                                   --------          --------
Total liabilities and shareholders' equity         $ 40,561          $  9,613
                                                   ========          ========